Exhibit 99.7

James Hardie Industries plc (Company)
Directors’ Report
for the Half year ended 30 September 2025
Directors
As of the date of this report the members of the Board are: H Heckes, G Hendrickson, P Lisboa, R Peterson, J Pfeifer, S Rowland, J Singh, N Stein and A Erter (CEO).

There have been seven changes to the composition of the Board between 1 April 2025 and the date of this report. H Wiens resigned as a director and H Heckes, G Hendrickson and J Singh were appointed as directors on 1 July 2025. A Lloyd (Chair), PJ Davis and R Rodriguez ceased to be directors on 29 October 2025.

Review of Operations
Please see Management’s Analysis of Results relating to the period ended 30 September 2025.
Auditor’s Independence
The Directors obtained an annual independence declaration from the Company’s auditors, Ernst & Young LLP.
This report is made in accordance with a resolution of the Board.

/s/ NIGEL STEIN	/s/ AARON ERTER
N Stein	A Erter
Director	Chief Executive Officer

Chicago, Illinois, United States, 13 November 2025

James Hardie Industries plc
Board of Directors’ Declaration
for the Half year ended 30 September 2025
The Board declares that with regard to the attached financial statements and notes:
a)     the financial statements and notes comply with the accounting standards in accordance with which they were prepared;
b)     the information contained in the financial statements and notes fairly presents, in all material respects, the financial condition and results of operations of the Company; and
c)     in the Directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
This declaration is made in accordance with a resolution of the Board.

/s/ NIGEL STEIN	/s/ AARON ERTER
N Stein	A Erter
Director	Chief Executive Officer

Chicago, Illinois, United States, 13 November 20255